Cardinal Health

7000 Cardinal Place

Dublin, Ohio 43017

(614) 757-5000 tel

cardinalhealth.com

March 30, 2012

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cardinal Health, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 26, 2011

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Filed February 7, 2012

File No. 001-11373

Dear Ms. Jenkins:

On behalf of Cardinal Health, Inc. (“we” and “our”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission that appeared in your letter, dated March 16, 2012, with respect to the filings referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1. Business Segments, page 2

Pharmaceutical Segment, page 2

1.	We note your references to specialty pharmaceutical products in this section and elsewhere in your report. Please advise us, with a view to disclosure, of the factors you consider when determining what products and services are deemed “specialty,” and whether or not the definition is based on an industry, regulatory or other source. Also, tell us whether, to the best of your knowledge, your use of the term “specialty” is the same as or comparable to what is used by other pharmaceutical distribution companies.

Response: The references to specialty pharmaceutical products and services in Item 1 and elsewhere in our Form 10-K primarily relate to the products and services offered by our

Ms. Tia L. Jenkins

March 30, 2012

Specialty Solutions division. Our Specialty Solutions division represents less than 2% of the revenues of the Pharmaceutical operating segment, through which this division reports. The Specialty Solutions division currently is engaged in the distribution of (1) oncology, rheumatology and other pharmaceutical products to physician offices under specific arrangements with manufacturers and (2) human plasma products to hospitals, surgery centers, physician offices and other healthcare providers. The division also provides various consulting and other services to pharmaceutical manufacturers, third party payors and healthcare providers primarily supporting the marketing, distribution and payment for specialty pharmaceuticals.

We believe that industry participants refer to “specialty pharmaceutical products” based on factors such as: high cost; complex treatment regimes in therapeutic areas like oncology, hematology, rheumatoid arthritis, autoimmune/immune deficiencies and inflammatory diseases; special handling, storage and delivery requirements; and, in some cases, availability only in limited or exclusive distribution. Beyond these general factors, we are not aware of an industry or regulatory definition.

Based on a review of the Annual Reports on Form 10-K of other pharmaceutical distribution companies, we note descriptions of specialty pharmaceutical products and similar terms with some of the factors identified in the first sentence of the preceding paragraph. Because these descriptions are not precise definitions and because they can be applied to a variety of services (some of which we provide and some of which we do not provide), we do not know if our use of the term “specialty” is the same as or comparable to what is used by the other pharmaceutical distribution companies.

Item 8. Financial Statements and Supplementary Data, page 38

Notes to Consolidated Financial Statements, page 44

2. Acquisitions, page 51

2.	We note that you completed the acquisition of Kinray Inc., Yong Yu and Healthcare Solutions Holding, LLC during the fiscal year ended June 30, 2011; and that these three acquisitions increased revenues by $2.9 billion and operating earnings by $61.3 million for fiscal 2011. Please tell us why you do not present the supplemental pro forma information required by ASC 805-10-50-2(h)(2) and 50-2(h)(3). Also confirm to us that you will include this information in future filings in which the year or interim period of the acquisitions are presented.

Response: We determined that the revenues and earnings of the acquired companies included in our fiscal 2011 financial statements were not significant enough, either individually or in the aggregate, to require presentation of supplemental pro forma information. Similarly, we determined that if the acquisitions had occurred at the beginning of fiscal 2011, our consolidated results of operations would not have differed significantly enough from reported results to require presentation of supplemental pro forma information. As such, we do not

Ms. Tia L. Jenkins

March 30, 2012

believe that the disclosure of supplemental pro forma information noted in Accounting Standards Codification (ASC) 805-10-50-2(h)(2) and 50-2(h)(3) was necessary. During fiscal 2011, these acquisitions collectively comprised $2.9 billion or 2.8% of consolidated revenues and $61.3 million or 4.0% of consolidated operating earnings. If the acquisitions had occurred at the beginning of fiscal 2011, they would have comprised approximately 4% of consolidated revenues and 7% of consolidated operating earnings. In making the assessment that the transactions were not significant enough for disclosure of supplemental pro forma information, we considered, among other things, the significance of the acquisitions, individually and in the aggregate, in accordance with Regulation S-X Rules 3-05 and 11-01(b). As a result, we do not plan to include supplemental pro forma financial information relating to these acquired companies in future filings.

16. Segment Information, page 69

3.	We note on page 34 that a reporting unit is defined as an operating segment or one level below an operating segment and in fiscal 2011 you identified four reporting units comprised of the Pharmaceutical segment (excluding your nuclear and pharmacy services division and the Yong Yu division), Medical segment, nuclear and pharmacy services division and the Yong Yu division. Please confirm our understanding that you have two operating segments (Pharmaceutical and Medical) and that the nuclear and pharmacy services division and the Yong Yu division represent components of the Pharmaceutical operating segment and, if so:

a.	Confirm to us that you will clearly disclose your basis of organization in future filings pursuant to ASC 280-10-50-21; and

Response: With regard to our fiscal 2011 basis of organization, we confirm that we have two operating segments (Pharmaceutical and Medical) and that the nuclear and pharmacy services division and Yong Yu division (now known as Cardinal Health China – Pharmaceutical division) represent components and separate reporting units of the Pharmaceutical operating segment. The other components of our Pharmaceutical operating segment are our Pharmaceutical Distribution division and our Specialty Solutions division which, as explained in our response to Comment 4a below, are aggregated together into a single reporting unit for purposes of our goodwill impairment test.

As noted in our response to Comment 5, beginning in the first quarter of fiscal 2012, we began reporting the operating results of certain non-U.S. operations, including portions of Cardinal Health China, in our Medical operating segment in order to better align reported results with the nature of the services provided. In order to clearly disclose our basis of organization, in our Form 10-K for the fiscal year ended June 30, 2012 we expect to replace the first two paragraphs under “Goodwill and Other Intangibles” in our Critical Accounting Policies and Sensitive Accounting Estimates section within Item 7 with the four paragraphs below (note that the paragraphs below are black-lined to show changes from the two paragraphs in our Form 10-K for the fiscal year ended June 30, 2011):

Ms. Tia L. Jenkins

March 30, 2012

Purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually or when indicators of impairment exist. Intangible assets with finite lives—primarily customer relationships ~~and~~, patents and trademarks~~—continue to be~~ are amortized over their useful lives. ~~Impairment~~

Goodwill impairment testing involves a comparison of the estimated fair value of reporting units to the respective carrying amount. If estimated fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the estimated fair value, then a second step is performed to determine the amount of impairment, if any, which would be recorded as an expense to our results of operations. - Application of goodwill impairment testing involves judgment, including the identification of reporting units and estimating the fair value of each reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment (also known as a component).

We have two operating segments which are the same as our reportable segments: Pharmaceutical and Medical. These operating segments are comprised of divisions (components), for which discrete financial information is available. Components are aggregated into reporting units for purposes of goodwill impairment testing ~~involves judgment, including but not limited to, the identification of reporting units and estimating~~ to the ~~fair value of each reporting unit. A reporting unit is defined as an~~ extent that they share similar economic characteristics. Our reporting units are: Pharmaceutical operating segment ~~or one level below an operating segment. In fiscal 2011, we identified four reporting units: Pharmaceutical segment~~ (excluding our nuclear and pharmacy services division and ~~Yong Yu~~ Cardinal Health China – Pharmaceutical division); ~~Medical segment;~~ nuclear and pharmacy services division; Cardinal Health China – Pharmaceutical division; and ~~Yong Yu.~~ Medical operating segment.

Fair ~~values~~ value can be determined using market, income or cost-based approaches. Our determination of estimated fair value of the reporting units is based on a combination of the income-based and market-based approaches. Under the market-based approach, we determine fair value by comparing our reporting units to similar businesses~~,~~ or guideline companies whose securities are actively traded in public markets. Under the income-based approach, we use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. To further confirm the fair value, we compare ~~our~~ the aggregate fair value of our reporting units to our market capitalization. The use of alternate estimates and assumptions or changes in the industry or peer groups could materially affect the determination of fair value for each reporting unit and potentially result in goodwill impairment.

Ms. Tia L. Jenkins

March 30, 2012

b.	Provide us with a robust analysis to support your conclusion that the nuclear and pharmacy services division and the Yong Yu division do not represent separate operating segments. Refer to ASC 280-10-50-1 through 50-9.

Response: We have determined that we have two operating segments: Pharmaceutical and Medical, because our Chief Executive Officer regularly reviews key financial information at the Pharmaceutical and Medical operating segment level for purposes of assessing performance and making resource allocation decisions. As a result, the nuclear and pharmacy services division, the Yong Yu division (now known as Cardinal Health China – Pharmaceutical division), as well as the generic pharmaceutical programs and Specialty Solutions division (see our response to Comment 4b), do not constitute separate operating segments.

ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

1.	it engages in business activities from which it earns revenues and incurs expenses;

2.	its results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and

3.	its discrete financial information is available.

Based on these criteria, we have two operating segments: Pharmaceutical and Medical. These segments reflect the organization and management of our operations on a products and services basis. Our Pharmaceutical operating segment is primarily focused on the distribution of pharmaceutical, over-the-counter healthcare and consumer products. It also operates nuclear pharmacies and cyclotron facilities that prepare and deliver radiopharmaceuticals for use in nuclear imaging and other procedures and provides services to various participants in the healthcare market. Our Medical operating segment is primarily focused on the development, manufacturing, sourcing and distribution of a broad range of medical, surgical and laboratory products.

Consistent with the underlying premise of ASC 280-10-05-3 that segment information is presented under the “management approach”, the identification of Pharmaceutical and Medical as our operating segments allows users of the financial statements to see the company “through the eyes of management.” While the nuclear and pharmacy services division and the Cardinal Health China – Pharmaceutical division satisfy the first and third criteria listed above, they do not satisfy the second criteria. Following is further discussion regarding the determination of our operating segments and the reasons why the nuclear and pharmacy services and Cardinal Health China—Pharmaceutical divisions are not operating segments.

Ms. Tia L. Jenkins

March 30, 2012

ASC 280-10-50-5 identifies the CODM as a function that allocates resources to and assesses the performance of the segments of a public entity. Our CODM is the Chairman and Chief Executive Officer (“CEO”).

Our CEO regularly reviews key discrete financial information at the Pharmaceutical and Medical operating segment level. The primary measure used by our CEO to assess performance and make resource allocation decisions is Segment Profit which is described in Note 16. Segment Information in the Notes to Consolidated Financial Statements included in our fiscal 2011 Form 10-K (page 70). As requested by the Staff in Comment 4c, we are separately furnishing the Staff supplemental information consisting of a copy of our Operating Committee Performance Review for February 2012. A similar review using this format is prepared each month and is the key financial document that our CEO uses to regularly review financial results for purposes of assessing performance and making resource allocation decisions. It contains actual results for the current year, forecasted results for the remainder of the year and operating metrics used to measure the progress of various business priorities. With the exception of certain supplemental international information discussed in more detail below, the Operating Committee Performance Review does not contain Division Profit (i.e., the applicable division’s contribution to overall Segment Profit) for the separate divisions and there are no other financial reports furnished to our CEO on a regular basis that contain Division Profit for the separate divisions.

The Operating Committee Performance Review includes certain supplemental information related to our international operations, including Cardinal Health China. Our international operations are managed as a matrix form of organization whereby there is both a products and services and a geographic focus. As such, results of operations are presented on a products and services basis (i.e., included within Pharmaceutical and Medical, which are our two operating segments organized on a products and services basis) and a geographic basis. As noted in ASC 280-10-50-9, when operating results are available for, and the CODM regularly reviews, information for overlapping sets of components, the information presented on a products and services basis would constitute the operating segment. In addition, ASC 280-10-50-6 states that if the CODM uses more than one set of segment information, other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors. Discrete financial information related to the Pharmaceutical and Medical operating segments are more prominent and more detailed in the materials presented to the CODM than are the supplemental international information.

ASC 280-10-50-7 states that an operating segment generally has a segment manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment. Our Pharmaceutical and Medical operating segments each have a separate leader who is accountable to and reports directly to our CEO. As such, these individuals are the segment managers. The manager of our nuclear and pharmacy services division reports directly to our Pharmaceutical segment manager. In addition, our Pharmaceutical segment manager regularly reviews the operating performance of the nuclear and pharmacy services division. As noted above, our international

Ms. Tia L. Jenkins

March 30, 2012

operations are managed as a matrix form of organization whereby there is both a products and services and a geographic focus. On a products and services basis, the results of Cardinal Health China are regularly reviewed by our Pharmaceutical and Medical segment managers. The country managers for our international operations, including Cardinal Health China, do not report directly to our CODM.

4.	We note your separate discussions of the effects of your generic pharmaceutical programs on your results of operations in your December 31, 2011 Form 10-Q (pages 16-18) and in your fiscal 2011 and 2012 earnings conference transcripts. We also note your separate discussions of the effects of your specialty solutions business in your fiscal 2011 and 2012 earnings conference transcripts and that you separately identify specialty solutions as a component of your Pharmaceutical segment in your most recent investor conference materials available on your website. It appears to us that discrete financial information is available for your generic pharmaceutical programs and specialty solutions business. Please provide us with the following:

a.	A robust analysis to support your conclusion that your generic pharmaceutical programs and specialty solutions business do not represent separate reporting units. Refer to ASC 350-20-35-33 through 35-38.

Response: We have determined that neither the generic pharmaceutical programs nor the Specialty Solutions division constitute separate reporting units. Our generic pharmaceutical programs are not a reporting unit because they do not satisfy the definition of a reporting unit provided in ASC 350-20-20. Our Specialty Solutions division is not a separate reporting unit because it satisfies the criteria for aggregation with our Pharmaceutical Distribution division as contained in ASC 350-20-35-35. We have discussed our generic pharmaceutical programs in our recent Form 10-Q and earnings calls because they have had a significant impact on earnings in recent periods. We have also discussed the Specialty Solutions division in our recent earnings calls because, while it is not currently significant to our consolidated operating results, it is an important area of strategic focus. ASC 350-20-20 provides the definition of a reporting unit as follows: “The level of reporting at which goodwill is tested for impairment. A reporting unit is an operating segment or one level below an operating segment (also known as a component).” As explained in our response to Comment 3, we have determined that we have two operating segments: Pharmaceutical and Medical. Within our reporting structure, our divisions are one level below our operating segments. Our divisions are businesses for which discrete financial information is available and, as such, are components under the ASC 350-20-20 definition. Our Pharmaceutical operating segment has four divisions: Pharmaceutical Distribution, Specialty Solutions, Nuclear and Pharmacy Services and Cardinal Health China – Pharmaceutical. The Pharmaceutical Distribution division is primarily engaged in the distribution of branded and generic pharmaceutical, over-the-counter healthcare and consumer products. References to generic pharmaceutical programs within our filings and earnings conference transcripts are related to specific actions we have undertaken within our Pharmaceutical Distribution division to improve our performance related to the distribution of generic pharmaceuticals. While we have certain discrete financial information available related to the distribution of generic pharmaceutical

Ms. Tia L. Jenkins

March 30, 2012

products, generics is simply a class of products within our Pharmaceutical Distribution division and, as such, does not meet the definition of a reporting unit as referenced in ASC 350-20-20.

ASC 350-20-35-34 states that a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. ASC 350-20-35-35 states that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components share similar economic characteristics. As noted above, our Specialty Solutions division is one level below the Pharmaceutical operating segment level and, as such, is considered a component of the operating segment. However, based on the aggregation guidance contained in ASC 350-20-35-35, we have aggregated the Pharmaceutical Distribution division and the Specialty Solutions division together into a single reporting unit for purposes of our goodwill impairment test. In determining that aggregation of these two divisions is appropriate, we have considered the guidance in ASC 280-10-50-11 and the guidance in ASC 350-20-55-6 and 7. It should be noted that the current form of our Specialty Solutions division was created in fiscal 2011 as a result of our acquisition of P4 Healthcare. As a result, we do not have long-term historical financial performance information for this division. It should also be noted that the financial results of the Specialty Solutions division are immaterial in relation to both the Pharmaceutical operating segment and the Pharmaceutical Distribution division. For example, through the first six months of fiscal 2012, revenue from the Specialty Solutions division comprises less than 2% of revenue in the Pharmaceutical operating segment whereas revenue from the Pharmaceutical Distribution division comprises more than 97%. As a result of these factors and in alignment with the guidance in ASC 350-20-55-6, the evaluation of whether our Pharmaceutical Distribution division and Specialty Solutions division have similar economic characteristics and should be aggregated involves judgment based on the facts and circumstances and is more qualitative than quantitative. ASC 280-10-55-7A states in part, “segments are considered to be similar if they can be expected to have essentially the same future prospects.” In addition, ASC 350-20-55-7 indicates, “In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar.” Following is a summary of the factors that we considered in performing this assessment:

Similar long-term financial performance

The Specialty Solutions division currently is engaged in the distribution of (1) oncology, rheumatology and other pharmaceutical products to physician offices under specific arrangements with manufacturers and (2) human plasma products to hospitals, surgery centers, physician offices and other healthcare providers. The division also provides various consulting and other services to pharmaceutical manufacturers, third party payors and healthcare providers primarily supporting the marketing, distribution and payment for specialty pharmaceuticals. From a quantitative perspective, the Specialty Solutions division currently has a slightly higher Division Profit margin rate than the Pharmaceutical Distribution division.

Ms. Tia L. Jenkins

March 30, 2012

The slightly higher margin rate for the Specialty Solutions division is primarily due to the weighting of higher margin consulting and other service offerings within this division in relation to its lower margin specialty pharmaceutical distribution operations. Our future strategy includes significantly expanding our specialty pharmaceutical distribution operations. As such, over time, we believe the Pharmaceutical Distribution and Specialty Solutions divisions will display similar long-term financial performance because we expect the lower margin specialty pharmaceutical distribution portion of Specialty Solutions to become a significant portion of its earnings in relation to its consulting and other service offerings. This is already evidenced by our recent execution of distribution contracts with specialty pharmaceutical manufacturers and customers. In addition, we expect similar long-term financial performance since both divisions are directly impacted by many of the same macroeconomic conditions in the U.S. healthcare market. As discussed below, these divisions share substantial customer and vendor relationships. As a consequence, changes in the status of these relationships will likely have a similar effect on the financial performance of both divisions.

Nature of products and services

The products and services offered by the Pharmaceutical Distribution and Specialty Solutions divisions are similar. As noted above, the Pharmaceutical Distribution division is primarily engaged in the distribution of branded and generic pharmaceutical, over-the-counter healthcare and consumer products to retail pharmacies, hospitals, clinics and other providers of healthcare. In addition, it provides services to pharmaceutical manufacturers and provides franchise services to apothecary style retail pharmacies. The Specialty Solutions division is also primarily engaged in the distribution of pharmaceutical products, with its emphasis on oncology, rheumatology and other pharmaceutical products to physician offices and human plasma products to all customers. We have determined that there is considerable overlap of the products and services provided by these divisions. For example, with regard to therapeutic plasma, approximately 70% of the plasma distributed by our Specialty Solutions division is ordered by customers through the Pharmaceutical Distribution division and is invoiced to the customers by the Pharmaceutical Distribution division. With regard to oncology, rheumatology and other pharmaceutical products used to treat chronic disease states, the vast majority of these products are also distributed by our Pharmaceutical Distribution division to customers (other than physician offices) in the same form as they are distributed by our Specialty Solutions division (e.g., oral, injectible). The volume of these products distributed by our Pharmaceutical Distribution division is considerably larger than the volume of the same products distributed by our Specialty Solutions division. If the manufacturer requires a separate wholesale distribution agreement to allow us to sell the specialty pharmaceutical product to physician offices, then the products are distributed to physician offices by our Specialty Solutions division rather than by our Pharmaceutical Distribution division.

Nature of the regulatory environment

The Pharmaceutical Distribution and Specialty Solutions divisions operate in the same regulatory environment with respect to the purchasing, warehousing and distribution of pharmaceuticals.

Ms. Tia L. Jenkins

March 30, 2012

Nature of production processes

The Pharmaceutical Distribution and Specialty Solutions divisions are not involved in the manufacture, development or production of pharmaceuticals and, as such, do not entail production processes.

Type or class of customer

Customers served by both the Pharmaceutical Distribution and Specialty Solutions divisions include hospitals, clinics, physician offices, retail pharmacies and pharmaceutical manufacturers. Although there are some differences, there is substantial overlap among the classes of customers served by these divisions.

Method used to distribute products and provide services

Substantially all of the pharmaceuticals and other products sold to the customers of the Pharmaceutical Distribution and Specialty Solutions divisions are shipped via third party carrier. Although the Specialty Solutions division has dedicated distribution facilities, the processes and information systems are similar to those of the Pharmaceutical Distribution division. In addition, the divisions share many of the same support functions.

The manner in which an entity operates its business and the nature of those operations

The Pharmaceutical Distribution and Specialty Solutions divisions are managed by leaders who are responsible for the operating and financial results of these divisions. These division managers report directly to and maintain regular contact with the Pharmaceutical segment manager. The Pharmaceutical segment manager is responsible for assessing performance and making resource allocation decisions with respect to these divisions. The nature of the divisions’ operations is also similar. Both of these divisions are primarily engaged in the purchase, storage and distribution of pharmaceuticals.

The extent to which the component businesses share assets and other resources

The Pharmaceutical Distribution and Specialty Solutions divisions share significant resources and processes including: customer contract management, supplier contract management and pricing. Shared resources also include administrative functions such as sales, customer support, supplier management, accounting and human resources. Many of the manufacturers from whom our Specialty Solutions division purchases product are also manufacturers from whom our Pharmaceutical Distribution division purchases product.

Whether the components support and benefit from common research and development projects

Neither the Pharmaceutical Distribution nor Specialty Solutions divisions are engaged in significant research and development projects.

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

As discussed above, we believe our Pharmaceutical Distribution and Specialty Solutions divisions are economically similar given their common customer base, overlapping vendor relationships, similarity in distribution methods, business processes, information technology systems and regulatory environment. As such, we conclude that these components are interdependent upon each other for the recovery of goodwill due to their complementary nature.

Ms. Tia L. Jenkins

March 30, 2012

b.	A robust analysis to support your conclusion that your generic pharmaceutical programs and specialty solutions business do not represent separate operating segments. Refer to ASC 280-10-50-1 through 50-9.

Response: As explained in our response to Comment 3b above, we have determined that we have two operating segments: Pharmaceutical and Medical, because our CODM regularly reviews financial information at the Pharmaceutical and Medical operating segment level for purposes of assessing performance and making resource allocation decisions. As a result, the generic pharmaceutical programs and Specialty Solutions division do not constitute separate operating segments.

c.	The financial information regularly reviewed by your segment manager(s), and used by your CODM to make decisions about resource allocation and assess performance.

Response: We are separately furnishing the Staff supplemental information consisting of a copy of our Operating Committee Performance Review for February 2012. A similar review using this format is prepared each month and is the key financial document that our CEO uses to regularly review financial results for purposes of assessing performance and making resource allocation decisions. The primary measure used by our CEO to assess performance and make resource allocation decisions is Segment Profit which is described in Note 16. Segment Information in the Notes to Consolidated Financial Statements included in our fiscal 2011 Form 10-K (page 70).

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 5

13. Segment Information, page 13

5.	We note that as of the first quarter of fiscal 2012, you began reporting the operating results of certain non-U.S. operations, including portions of your Cardinal Health China (formerly known as Yong Yu) and Cardinal Health Puerto Rico subsidiaries, in the Medical segment to better align reported results with the nature of the services provided. It appears to us that Cardinal Health China is either a separate operating segment or a reporting unit. Please confirm our understanding and, if so, explain to us why you allocate the results of Cardinal Health China between your Pharmaceutical and Medical reportable segments and tell us the accounting guidance that you follow as the basis for this presentation. Also identify for us the operating segment(s) and reporting unit(s) that includes the results of your Cardinal Health Puerto Rico subsidiaries.

Ms. Tia L. Jenkins

March 30, 2012

Response: As explained in our response to Comment 3 above, we have determined that we have two operating segments: Pharmaceutical and Medical, because our CODM regularly reviews financial information at the Pharmaceutical and Medical operating segment level for purposes of assessing performance and making resource allocation decisions. These operating segments reflect the organization and management of our operations on a products and services basis. We have determined that our Cardinal Health China and Cardinal Health Puerto Rico operations do not constitute separate operating segments. Rather, our Cardinal Health China – Pharmaceutical division is a separate reporting unit within our Pharmaceutical operating segment, while Cardinal Health Puerto Rico is part of the Pharmaceutical Distribution division in our Pharmaceutical operating segment. In addition, Cardinal Health China – Medical is not a separate division within our Medical operating segment.

Prior to July 1, 2011, the entire results of Cardinal Health Puerto Rico were included in the Pharmaceutical Distribution division of the Pharmaceutical operating segment. Cardinal Health Puerto Rico primarily distributes pharmaceutical and consumer health products and its operations are closely tied to the U.S. based pharmaceutical distribution operations (note that the manager of Cardinal Health Puerto Rico reports directly to the manager of our Pharmaceutical Distribution division). While it does distribute certain medical products, this represents a minor portion of its business that is immaterial to the results of both the Pharmaceutical and Medical operating segments (less than 1% of fiscal 2011 revenue for each of the operating segments).

Prior to July 1, 2011, the entire results of Cardinal Health China were reflected as a separate division within our Pharmaceutical operating segment. Cardinal Health China primarily distributes pharmaceutical and consumer health products. While it does distribute certain medical products, this represents a minor portion of its business that is immaterial to the results of both the Pharmaceutical and Medical operating segments (less than 1% of fiscal 2011 revenue for each of the operating segments).

Due to acquisition of Cardinal Health China in mid-fiscal 2011, we decided, beginning in the first quarter of fiscal 2012, to report the portion of the operating results of these non-U.S. operations related to the distribution of medical products in the Medical operating segment. While the revenue and earnings related to the distribution of medical products at these subsidiaries remains immaterial to both the Pharmaceutical and Medical operating segments, we made this change because we expect the contribution from medical product distribution at our international locations to be more significant in the future. Since we report our segment results on a products and services basis and our CODM assesses performance and allocates resources on a products and services basis, this change was also made to better align reported results with the nature of the services provided and the manner in which our business is managed.

As a result of the changes described above, the portion of Cardinal Health Puerto Rico related to the distribution of pharmaceutical and consumer health products continues to be included in the Pharmaceutical Distribution division of the Pharmaceutical operating segment. As such, it does not constitute a separate reporting unit within the Pharmaceutical operating segment because it is at a level below the division (i.e., reporting unit) level. The portion of Cardinal Health Puerto Rico related to the distribution of medical products is included within the Medical operating segment; however, it is not a separate division within the Medical operating segment and, as such, does not constitute a reporting unit because it is at a level below the division level.

Ms. Tia L. Jenkins

March 30, 2012

As a result of the changes described above, the portion of Cardinal Health China related to the distribution of pharmaceutical and consumer health products continues to be included as a separate division in the Pharmaceutical operating segment. We have determined it does not satisfy the aggregation criteria specified in ASC 280-10-50-11 and ASC 350-20-55-6 and 7 and, as such, it is a separate reporting unit within the Pharmaceutical operating segment. The portion of Cardinal Health China related to the distribution of medical products is included within the Medical operating segment; however, it is not a separate division within the Medical operating segment and, as such, does not constitute a reporting unit because it is at a level below the division level.

*         *         *

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 757-7566.

Very truly yours,

/s/ Stuart G. Laws

Stuart G. Laws
Chief Accounting Officer

cc:	Joanna Lam

Securities and Exchange Commission

John Archfield

Securities and Exchange Commission

Ruairi Regan

Securities and Exchange Commission

James Lopez

Securities and Exchange Commission

Jeffrey W. Henderson

Cardinal Health, Inc.

Ms. Tia L. Jenkins

March 30, 2012

Craig Morford

Cardinal Health, Inc.

Jonathan Weaver

Ernst & Young LLP

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP

Brian J. Lane

Gibson, Dunn & Crutcher LLP